Exhibit 99.1

Sierra Metals Announces Memorandum of Understanding with Jinchuan Group Co., Ltd, in Mexico

TORONTO, Sept. 28, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") is pleased to announce the signing of a Memorandum of Understanding ("MOU") with Jinchuan Group Co Ltd ("Jinchuan"). The MOU, executed September 26, 2017, formalizes the intentions of the parties in respect of their cooperation focused on the Jinchuan's Bahuerachi copper mining project's development in Chihuahua, Mexico.

Jinchuan acquired the Bahuerachi copper porphyry deposit in connection with its acquisition of Tyler Resources Inc. in 2008 and has conducted multiple geologic and engineering studies with an aim to developing a large scale open pit copper mine. The Bahuerachi project concessions are adjacent to Sierra Metals' Bolivar copper mine concessions.  The Bolivar mine started commercial production in 2012 and has successfully expanded its copper production levels over the past five years and more recently conducted a more aggressive exploration program with the objective to increase its resource tonnage and copper ore grades.

The MOU has the objective of accelerating the cooperation between Jinchuan and Sierra Metals at the Bahuerachi mining concessions in a manner that is value enhancing and mutually beneficial to both companies and capitalizes on Sierra Metals' success in operating in Latin America and particularly in the Bahuerachi region.  The MOU is a non-binding agreement that both parties will negotiate in good faith to evolve into a specific comprehensive cooperation agreement to govern their relationship.

J. Alberto Arias, Chairman of the board of Sierra Metals, stated "we are delighted to have progressed discussions with Jinchuan to formalize of a memorandum of understanding and we are looking forward to accelerating the development of the Bahuerachi project in partnership with Jinchuan.  We expect to be able to take advantage of the synergies in our operations at Bolivar, sharing our expertise and local know-how.  We value our relationship with Jinchuan and foresee further growth opportunities for both companies working together in Mexico and Latin America."

Igor Gonzales, Sierra Metals' CEO, stated "our technical teams have already been discussing multiple development alternatives and we are excited to participate in them in a way that should allow further growth to our Mexican production levels in a disciplined capital way."

Mr. Chen Dexin, Director and President of the Jinchuan Group, said, "Jinchuan attaches great importance to cooperation with Sierra Metals and hopes the two companies will take the Bahuerachi project as an opportunity to explore extensive cooperation in more areas and give full play to each other's respective advantages, to combine strengths to achieve win-win outcome."

The Jinchuan Group headquartered in China, is a world leading large-scale mining, beneficiation, smelting nonferrous metallurgy and chemical enterprise. It is China's nickel-cobalt production base and noble metals refining center, northern China's largest copper producer with the world's 3rd largest copper sulfide nickel deposit, the world's 3rd largest producer of nickel and cobalt, 3rd largest copper producer in China and the largest noble metals producer in Asia. It has non-ferrous metal mineral resources development cooperation in more than 20 countries and regions around the world. Additional information can be found at: http://www.jnmc.com.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

SOURCE Sierra Metals Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/28/c2620.html

%CIK: 0001705259

For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:47e 28-SEP-17